Exhibit 99.1

Almonty Shareholder Letter

Outlines Long-Term Plan to Anchor Western Tungsten Supply Chain

TORONTO – January 20, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten, today issued a letter to shareholders from Lewis Black, Chairman and Chief Executive Officer of Almonty.

Dear Fellow Shareholders,

The start of active mining operations at the Sangdong Tungsten Mine (“Sangdong”) in December 2025 was a milestone for Almonty. Sangdong is the foundation of our strategy to establish a secure, reliable, and geopolitically aligned supply of tungsten for the United States and its allies. Our vision is to establish a fully integrated, Western-based tungsten platform spanning North America, Europe and Asia to supply at least 40% of all non-China tungsten.

Our achievements in 2025 significantly strengthened our operational foundation, expanded our global footprint, and enhanced our visibility in the capital markets.

Sangdong Tungsten Mine – Active Mining Operations

In December 2025, we marked the transition of our flagship Sangdong Tungsten Mine in South Korea from construction to production with the delivery of the first truckload of ore to the run-of-mine pad. That first truck load marked the start of active mining operations and the final phase before full commercial operations. Sangdong is expected to become one of the largest and longest-life tungsten mines outside of China, positioning Almonty as a cornerstone supplier to Western markets. We have secured binding hard floor offtake agreements, including long-term commitments to supply tungsten oxide for U.S. defense applications, providing future revenue visibility and validating the strategic value of our production.

Significant Tungsten Market Opportunity

Production at the Sangdong Tungsten Mine could not have come at a more critical and advantageous time. Tungsten ranks near the top of every national list of critical minerals in the world, including the United States, Korea, Japan, the European Union and Canada because of its unique properties, crucial role in high-priority end-use applications such as defense, global market scarcity and its irreplaceability in most of those applications.

Almonty is uniquely well-positioned at this key inflection point to fill the supply gap after China - which currently produces over 80% of global tungsten - restricted exports and barred dual use exports. At the same time, the United States has banned tungsten imports from China for defense procurement beginning in 2027. The combination of China’s export controls and surging demand caused the price of tungsten to increase more than 160% in 2025, with steady price increases continuing in the first weeks of 2026.

Tungsten, long viewed as a minor commodity, is now rightly recognized as a critical strategic metal essential for U.S. and allied defense stockpiles. Almonty is the largest Western aligned tungsten producer and the only U.S.-based tungsten firm that is producing tungsten now.

Other Resource Development Initiatives & Acquisition

We continued to advance resource development initiatives designed to support long-term growth and diversification. We initiated a large-scale drilling program to define mineral reserves and establish a pathway toward future development of the Sangdong Molybdenum Project. Molybdenum is a compelling strategic complement to our tungsten business, with strong demand fundamentals across defense, energy, and industrial applications.

In Europe, our planned expansion of the Panasqueira Mine in Portugal, the world’s longest continuously operating tungsten mine, progressed with an extensive drilling program focused on extending operations into a deeper mining level that is expected to yield higher grade ore and significantly extend mine life. While tungsten prices rose steadily last year, we continually delivered low-impurity, high-grade tungsten concentrate to the U.S. defense sector and other crucial industries.

We extended our geographic footprint in 2025 into North America with the successful acquisition of a 100% ownership of the Gentung Browns Lake Tungsten Project (“Gentung”) in Beaverhead County, Montana. By acquiring and developing the Gentung Browns Lake project, Almonty is manifestly aligning with U.S. policy initiatives aimed at reshoring critical mineral supply chains and reducing reliance on foreign adversaries. Production at Gentung will provide us with additional capacity to meet demand from defense, aerospace, advanced technology sectors, and other strategic industries located in the United States.

U.S. Capital Market Entrance & Funding

Financially, 2025 was highlighted by our entrance into the U.S. capital markets, and a fully capitalized balance sheet to fund exploration and development work. In July 2025, we completed an oversubscribed and upsized initial public offering in the U.S. that raised approximately US$90 million in gross proceeds. This financing coincided with our uplisting to the Nasdaq Capital Market under the ticker symbol ALM. In December 2025, we closed a second upsized US$129.4 million offering including the full exercise of an over-allotment option. We are confident that, combined with our long track record of fiscal discipline, we are sufficiently capitalized to advance Almonty into our next phase of growth.

New Global Leadership

During the year we welcomed several experienced leaders to our executive team and Board of Directors.

Brian Fox, Chief Financial Officer, brings over 25 years of U.S.-based operational leadership to help scale operations and align Almonty with U.S. capital markets.

Steven L. Allen, Chief Operating Officer, is a Bronze Star recipient who brings 33 years of American military leadership to support the ongoing optimization of tungsten deliveries across the Company’s global footprint.

Guillaume Wiesenbach de Lamaziere, Chief Development Officer, brings over 30 years of experience leading complex and large-scale, cross-border projects in banking and asset management, to spearhead key corporate development strategy and execution for Almonty.

Independent Board Director General Gustave F. Perna brings extensive executive and military leadership experience, with a strong background in strategy, supply chain management, logistics, and talent development across global industries.

Independent Board Director Alan Estevez is a nationally recognized authority in national security, defense logistics, and strategic trade.

Taken as a group, we have built a management team and Board with the knowledge, network and experience necessary to firmly establish Almonty as the leading western-aligned tungsten supplier globally.

2026 Outlook & Milestones

Looking ahead to 2026, our priorities at the Sangdong Tungsten Mine are to advance toward full-scale commercial operation of Phase 1, and shortly thereafter commence the planned Phase II expansion. We expect Phase II to be completed in 2027 with capacity to increase up to 1.2 million tons per annum – resulting in Sangdong potentially producing over 460,000 MTU annually.

Our large-scale drilling program at the Panasqueira Mine is expected to define the mine plan for the expansion into Level 4, a new production level. The drilling program also aims to support an increase in annual output we project will be up to 124,000 MTUs (1,240 tons) by accessing higher ore grades while potentially extending the mine’s operational life.

We continue to advance the Sangdong Molybdenum Project, currently one of the highest-grade deposits with 0.26% MoS2, toward reserve definition and development planning.

We are striving for production readiness at the Gentung Browns Lake Project by the second half of 2026, potentially producing 140,000 MTUs in the future.

2026 is also a year of continuing evaluation of other Tungsten opportunities. Given our extensive global network in this area and our multi year relationship building approach, we are constantly assessing viable projects at the request of multiple Governments and customers. We would expect further expansion again this year with their support. These are the positive developments born from being the leader in the sector and an unrivalled track record. You want Tungsten you come to us!

In closing, 2025 was a year of execution, transformation, and strategic validation for Almonty Industries. Throughout this next phase, we remain committed to disciplined execution, prudent capital allocation, and transparent engagement with our shareholders. We enter 2026 with a significantly stronger balance sheet, a more diversified and strategically positioned asset base, and clear momentum toward tungsten production and growth. On behalf of the Board of Directors and the entire Almonty team, I thank you for your continued support and confidence.

Sincerely,

Lewis Black

Chairman, President & Chief Executive Officer

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the United States and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the advancement of the Sangdong Tungtsten Mine and Panasqueira Mine, accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project, the financial position of Almonty and the future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the statements concerning the advancement of the Sangdong Tungsten Mine and Panasqueira Mine, accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project, the financial position of Almonty and the future growth prospects of the Company. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Supplement and the risks identified in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE AND IS UNDER NO OBLIGATION TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us